                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)/1/

                               Stericycle, Inc.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                   858912108
                    --------------------------------------
                                (CUSIP Number)

        Thomas R. Reusche                   John P. Connaughton
 Madison Dearborn Partners, Inc.             Bain Capital, LLC
   Three First National Plaza                Two Copley Place
    Chicago, Illinois  60602            Boston, Massachusetts 02116
          312/895-1000                         617/572-3000

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                August 29, 2001
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 40 Pages

CUSIP No.  858912108                    13D              Page  2   of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      Bain Capital Fund VI, L.P.
      04-3405560
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,537,962 (See Item 5)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,537,962 (See Item 5)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,537,962 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.6%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  3   of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      Bain Capital Partners VI, L.P.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,537,962 (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           1,537,962 (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,537,962 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.2%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  4   of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1    BCIP Associates II
      04-3404818

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          271,911 (See Item 5)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          271,911 (See Item 5)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      271,911 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  5   of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1    BCIP Associates II-B
      04-3404819

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          37,270 (See Item 5)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          37,270 (See Item 5)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      37,270 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  6   of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      BCIP Associates II-C
      04-3424217
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            79,899 (See Item 5)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             79,899 (See Item 5)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      79,899 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  7   of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      BCIP Trust Associates II
      04-3400371
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            78,171 (See Item 5)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             78,171 (See Item 5)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      78,171 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  8   of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      BCIP Trust Associates II-B
      04-3400372
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            12,476 (See Item 5)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             12,476 (See Item 5)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,476 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.07%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  9   of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      PEP Investments Pty Limited

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New South Wales, Australia
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,127 (See Item 5)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,127 (See Item 5)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,127 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.07%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  10  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      Bain Capital Investors, LLC

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,022,817 (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,022,817 (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,022,817 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.6%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  11  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAMES OF REPORTING PERSON
 1
      Sankaty High Yield Asset Partners, L.P.
      04-3395139
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            112,379 (See Item 5)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             112,379 (See Item 5)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      112,379 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  12  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAMES OF REPORTING PERSON
 1
      Sankaty High Yield Asset Investors, LLC

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          112,379 (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          112,379 (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      112,379 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  13  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAMES OF REPORTING PERSON
 1
      Sankaty Investors, LLC

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          112,379 (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          112,379 (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      112,379 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  14  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1    Brookside Capital Partners, Fund, L.P.
      04-3313066


--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          112,379 (See Item 5)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          112,379 (See Item 5)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      112,379 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  15  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1    Brookside Capital Investors, L.P.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             112,379 (See Item 5)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          112,379 (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      112,379 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12                                                                  [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No. 858912108                                     Page 16 of 40 Pages
         -----------                                         --    --

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Brookside Capital Management, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             112,379 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          112,379 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      112,379 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No. 858912108                                     Page 17 of 40 Pages
         -----------                                         --    --

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Madison Dearborn Capital Partners III, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,212,078 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,212,078 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,212,078 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  18  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAMES OF REPORTING PERSON
 1
      Madison Dearborn Special Equity III, L.P.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          49,118 (See Item 5)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             49,118 (See Item 5)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      49,118 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No. 858912108                                     Page 19 of 40 Pages
         -----------                                         --    --

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Special Advisors Fund I, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          9,081 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          9,081 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,081 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.05%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  20  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners III, L.P.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,270,277 (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,270,277 (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,270,277 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  858912108                    13D              Page  21  of  40  Pages
         -----------------                                    ----    ----

================================================================================
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, LLC
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,270,277 (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,270,277 (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,270,277 (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Statement on Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission on November 11, 1999 by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the "Amendment"). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

         Item 2.  Identity and Background.

         Item 2 of the Statement hereby is amended by deleting the existing Item 2 in its entirety and replacing it as follows:

         This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 25,403.76 shares of Preferred Stock;

(ii) Bain Capital Partners VI, L.P. ("BCP VI"), a Delaware limited partnership, as the sole general partner of BCF VI;

(iii) BCIP Associates II ("BCIP II"), a Delaware general partnership, by virtue of its direct beneficial ownership of 4,491.38 shares of Preferred Stock;

(iv) BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of 615.62 shares of Preferred Stock;

(v) BCIP Associates II-C ("BCIP II-C"), a Delaware general partnership, by virtue of its direct beneficial ownership of 1,319.76 shares of Preferred Stock;

(vi) BCIP Trust Associates II ("BCIPT II"), a Delaware general partnership, by virtue of its direct beneficial ownership of 1,219.22 shares of Preferred Stock;

(vii) BCIP Trust Associates II-B ("BCIPT II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of 206.08 shares of Preferred Stock;

(viii) PEP Investments Pty Limited ("PEP"), a New South Wales limited company, by virtue of its direct beneficial ownership of 84.68 shares of Preferred Stock;

(ix) Bain Capital Investors, LLC ("BCI"), a Delaware limited liability company, as the sole general partner of BCP VI (and successor to Bain Capital Investors VI, Inc.) and the managing partner of BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II-B;

(x) Sankaty High Yield Asset Partners, L.P. ("Sankaty"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,856.25 shares of Preferred Stock;

(xi) Sankaty High Yield Asset Investors, L.L.C. ("Sankaty LLC"), a Delaware limited liability company, as the sole general partner of Sankaty;

(xii) Sankaty Investors, LLC ("Sankaty Investors"), a Delaware limited liability company, as the managing member of Sankaty LLC;


                              Page 22 of 40 Pages

(xiii) Brookside Capital Partners Fund, L.P. ("Brookside"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,856.25 shares of Preferred Stock;

(xiv) Brookside Capital Investors, L.P. ("Brookside Investors"), a Delaware limited partnership, as the sole general partner of Brookside;

(xv) Brookside Capital Management, LLC, a Delaware limited liability company ("BCM"), as the sole general partner of the Brookside Investors;

(xvi) Madison Dearborn Capital Partners III, L.P. ("MDCP"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 36,538.68 shares of Preferred Stock;

(xvii) Madison Dearborn Special Equity III, L.P. ("MDSE"), Delaware limited partnership, by virtue of its direct beneficial ownership of 811.32 shares of Preferred Stock;

(xviii) Special Advisors Fund I, LLC ("SAF"), a Delaware limited liability company, by virtue of its direct beneficial ownership of 150 shares of Preferred Stock;

(xix) Madison Dearborn Partners III, L.P. ("MDP III"), a Delaware limited partnership, as the sole general partner of MDCP, MDSE and SAF; and

(xx) Madison Dearborn Partners, LLC ("MDP"), a Delaware limited liability company, as the sole general partner of MDP III. Dispositive and voting powers of securities owned by MDP III is shared by MDP Inc. and an advisory committee of limited partners of MDP III (the "L.P. Committee").

         BCIP II, BCIP II-B, BCIP II-C, BCIPT II, and BCIPT II-B are collectively referred herein as the "BCIP Entities." BCF VI, the BCIP Entities, PEP, Sankaty and Brookside are collectively referred herein as the "Bain Investors." MDCP, MDSC and SAF are collectively referred herein as the "MDP Investors." The Bain Investors and the MDP Investors are collectively referred herein as the "Investors." The Bain Investors, BCP VI, BCI, Brookside Investors, BCM, Sankaty LLC and Sankaty Investors are collectively referred herein as the "Bain Reporting Persons." The MDP Investors, MDP III and MDP are collectively referred herein as the "MDP Reporting Persons." The Bain Reporting Persons and MDP Reporting Persons are collectively referred herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

         As more fully discussed herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         Each of the Bain Investors is principally engaged in the business of investing in securities. BCP VI is principally engaged in the business of serving as the general partner for BCF VI. BCI is principally engaged in the business of serving as the general partner for BCP VI and ultimate general partner of BCF VI and as the managing partner for the BCIP Entities. Brookside Investors

                              Page 23 of 40 Pages
is principally engaged in the business of serving as the general partner for Brookside. BCM is principally engaged in the business of serving as the general partner for Brookside Investors and ultimate general partner of Brookside. Sankaty LLC is principally engaged in the business of serving as the general partner for Sankaty. Sankaty Investors is principally engaged in the business of serving as the managing member of Sankaty LLC and ultimate general partner of Sankaty.

         Attached as Schedule A to this Statement is information concerning the Bain Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         Except as otherwise set forth herein, the business address of the Bain Reporting Persons is Two Copley Place, Boston Massachusetts, 02116. The principal business address of Sankaty Investors is Reid House, 31 Church Street, Hamilton Hm 12, Bermuda. The principal business address of PEP is Level 34, The Chiefley Tower, 2 Chiefley Square, Sydney, New South Wales, Australia.

         Each of the MDP Investors is principally engaged in the business of investing in securities. MDP III is engaged primarily in the business of serving as the general partner for the MDP Investors. MDP is engaged primarily in the business of serving as the general partner for MDP III and ultimate general partner of the MDP Investors.

         Attached as Schedule B to this Statement is information concerning the MDP Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         The address of the principal business of the MDP Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

         During the past five years, none of the Reporting Persons or their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons or their executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 4. Purpose of Transaction.

         Item 4 of the Statement is hereby amended by adding the following paragraphs immediately prior to the last paragraph thereof:

        On August 29, 2001, the Issuer filed a registration statement on Form S-3 (Registration No. 333-68622) (the "Registration Statement") with the Commission relating to a proposed firm commitment underwritten offering of up to 3,105,000 shares of Common Stock (including 405,000 shares subject to an option granted to the underwriters named therein) to cover over-allotments. The Registration Statement relates to the offering of 1,000,0000 shares by the Issuer and up to 2,105,000 shares of Common Stock by the Investors.

         The table set forth below sets forth the proposed number of shares to be sold by the Investors in the proposed offering.

                              Page 24 of 40 Pages


                                                                               Shares Owned
                                                         Shares               After Offering
                                                        Offered        ----------------------------
                                                        for Sale         Number      Percentage (1)
                                                        --------       ---------     --------------
MDP Investors:
 Madison Dearborn Capital Partners III, L.P..........    828,210       1,383,868         6.5%
 Madison Dearborn Special Equity III, L.P............     18,390          30,728          *
 Special Advisors Fund I, LLC........................      3,400           5,681          *
                                                         -------       ---------         ---
   Total.............................................    850,000       1,420,277         6.7%

Bain Investors:
 Bain Capital Fund VI, L.P...........................    581,635         956,327         4.5
 BCIP Associates II..................................    102,833         169,078          *
 BCIP Associates II-B................................     14,095          23,175          *
 BCIP Associates II-C................................     30,217          49,683          *
 BCIP Trust Associates II............................     29,563          48,608          *
 BCIP Trust Associates II-B..........................      4,718           7,758          *
 PEP Investments Pty. Limited........................      1,939           3,188          *
 Brookside Capital Partners Fund L.P.................     42,500          69,879          *
 Sankaty High Yield Asset Partners, L.P..............     42,500          69,879          *
                                                         -------       ---------         ---
   Total.............................................    850,000       1,397,575         6.6%


--------------------
* Less than 1%

(1) The percentages in this column were calculated on the basis of an assumed total of 21,181,353 shares of Common Stock outstanding following completion of the proposed offering, consisting of 15,663,501 shares outstanding as of August 8, 2001, 1,000,000 new shares sold by the Issuer in the offering, 1,700,000 shares sold by the Investors in the offering following conversion of a portion of their shares of Preferred Stock, and 2,817,852 shares issuable upon the conversion of the Investors' remaining shares of Preferred Stock, assuming the conversion of all shares of Preferred Stock, including the shares converted in connection with this offering, as of August 8, 2001.

         The completion of the proposed offering is subject to numerous conditions, many of which are outside the control of the Investors. As a result, no assurances can be given that the proposed offering will be completed or, if completed, on the terms outlined herein.

         Item 5.  Interest in Securities of the Issuer.

         As of August 8, 2001, each share of Preferred Stock (including accrued and unpaid dividends thereon) was convertible into 60.54 shares of Common Stock. All assumed conversion numbers included in this Amendment are as of August 8, 2001.

         By virtue of its beneficial ownership of 25,403.76 shares of Preferred Stock, BCF VI beneficially owns 1,537,962 shares of Common Stock. Such 25,403.76 shares of Preferred Stock

                              Page 25 of 40 Pages

(assuming conversion of all such 25,403.76 shares of Preferred Stock into Common Stock) represent approximately 8.2% of the total number of outstanding shares of Common Stock issued and outstanding as of August 8, 2001, as reported in the Registration Statement. BCF VI has sole voting and sole dispositive power with respect to such shares.

     BCP VI, as the sole general partner of BCF VI, may be deemed to share voting and dispositive power with respect to 1,537,962 shares of Common Stock currently held by BCF VI (assuming conversion of all of the shares of Preferred Stock held by BCF VI into Common Stock), which represents approximately 8.2% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. The filing of this Statement by BCP VI shall not be construed as an admission that BCP VI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI.

     By virtue of its beneficial ownership of 4,491.38 shares of Preferred Stock, BCIP II beneficially owns 271,911 shares of Common Stock. Such 4,491.38 shares of Preferred Stock (assuming conversion of all such 4,491.38 shares of Preferred Stock held by BCIP II into Common Stock) represent approximately 1.6% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. BCIP II has sole voting and sole dispositive power with respect to such shares.

     By virtue of its beneficial ownership of 615.62 shares of Preferred Stock, BCIP II-B beneficially owns 37,270 shares of Common Stock. Such 615.62 shares of Preferred Stock (assuming conversion of all such 615.62 shares of Preferred Stock held by BCIP II-B into Common Stock) represent approximately 0.3% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. BCIP II-B has sole voting and sole dispositive power with respect to such shares.

     By virtue of its beneficial ownership of 1,319.76 shares of Preferred Stock, BCIP II-C beneficially owns 79,899 shares of Common Stock. Such 1,319.76 shares of Preferred Stock (assuming conversion of all such 1,319.76 shares of Preferred Stock held by BCIP II-C into Common Stock) represent approximately 0.5% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. BCIP II-C has sole voting and sole dispositive power with respect to such shares.

     By virtue of its beneficial ownership of 1,291.22 shares of Preferred Stock, BCIPT II beneficially owns 78,171 shares of Common Stock. Such 1,291.22 shares of Preferred Stock (assuming conversion of all such 1,291.22 shares of Preferred Stock held by BCIPT II into Common Stock) represent approximately 0.5% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. BCIPT II has sole voting and sole dispositive power with respect to such shares.

     By virtue of its beneficial ownership of 206.08 shares of Preferred Stock, BCIPT II-B beneficially owns 12,476 shares of Common Stock. Such 206.08 shares of Preferred Stock (assuming conversion of all such 206.08 shares of Preferred Stock held by BCIPT II-B into Common Stock) represent approximately 0.07% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. BCIPT II-B has sole voting and sole dispositive power with respect to such shares.

     By virtue of its beneficial ownership of 84.68 shares of Preferred Stock, PEP beneficially owns 5,127 shares of Common Stock. Such 84.68 shares of Preferred Stock (assuming conversion of all such 84.68 shares of Preferred Stock into Common Stock) represent approximately 0.03% of

                              Page 26 of 40 Pages
the total number of outstanding shares of Common Stock as reported in the Registration Statement. PEP has sole voting and sole dispositive power with respect to such shares.

     BCI, as the sole general partner of BCP VI, may be deemed to share voting and dispositive power with respect to 1,537,962 shares of Common Stock currently held by BCP VI (assuming conversion of all of the shares of Preferred Stock held by BCF VI into Common Stock), which represents approximately 8.2% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. BCI, as the managing partner of the BCIP Entities may be deemed to share voting and dispositive power with respect to 479,727 shares of Common Stock currently held by the BCIP Entities (assuming conversion of all of the shares of Preferred Stock held by the BCIP Entities into Common Stock), which represents approximately 3.0% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. In addition, by power of attorney, BCI has the right to vote and dispose of the securities owned by PEP. The filing of this Statement by BCI shall not be construed as an admission that BCI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI, the BCIP Entities or PEP.

     By virtue of its beneficial ownership of 1,856.25 shares of Preferred Stock, Brookside beneficially owns 112,379 shares of Common Stock. Such 1,856.25 shares of Preferred Stock (assuming conversion of all such 1,856.25 shares of Preferred Stock into Common Stock) represent approximately 0.7% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. Brookside has sole voting and sole dispositive power with respect to such shares.

     Brookside Investors, as the sole general partner of Brookside, may be deemed to share voting and dispositive power with respect to 112,379 shares of Common Stock currently held by Brookside (assuming conversion of all of the shares of Preferred held by Brookside into Common Stock), which represents approximately 0.7% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. The filing of this Statement by Brookside Investors shall not be construed as an admission that Brookside Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

     BCM, as the sole general partner of Brookside Investors, may be deemed to share voting and dispositive power with respect to 112,379 shares of Common Stock currently held by Brookside (assuming conversion of all of the shares of Preferred Stock held by Brookside into Common Stock), which represents approximately 0.7% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. The filing of this Statement by Brookside Inc. shall not be construed as an admission that BCM is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

     By virtue of its beneficial ownership of 1,856.25 shares of Preferred Stock, Sankaty beneficially owns 112,379 shares of Common Stock. Such 1,856.25 shares of Preferred Stock (assuming conversion of all such 1,856.25 shares of Preferred Stock into Common Stock) represent approximately 0.7% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. Sankaty has sole voting and sole dispositive power with respect to such shares.

     Sankaty LLC, as the sole general partner of Sankaty, may be deemed to share voting and dispositive power with respect to 112,379 shares of Common Stock currently held by Sankaty (assuming conversion of all of the shares of Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.7% of the total number of outstanding shares of Common Stock

                              Page 27 of 40 Pages
as reported in the Registration Statement. The filing of this Statement by Sankaty LLC shall not be construed as an admission that Sankaty LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

     Sankaty Investors, as the sole managing members of Sankaty LLC, may be deemed to share voting and dispositive power with respect to 112,379 shares of Common Stock currently held by Sankaty (assuming conversion of all of the Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.7% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. The filing of this Statement by Sankaty Investors shall not be construed as an admission that Sankaty Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

     By virtue of its beneficial ownership of 36,538.68 shares of Preferred Stock, MDCP beneficially owns 2,212,078 shares of Common Stock. Such 36,538.68 shares of Preferred Stock (assuming conversion of all such 36,538.68 shares of Preferred Stock into Common Stock) represent approximately 11.4% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. MDCP has sole voting and sole dispositive power with respect to such shares.

     By virtue of its beneficial ownership of 811.32 shares of Preferred Stock, MDSE beneficially owns 49,118 shares of Common Stock. Such 811.32 shares of Preferred Stock (assuming conversion of all such 811.32 shares of Preferred Stock into Common Stock) represent approximately 0.3% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. MDSE has sole voting and sole dispositive power with respect to such shares.

     By virtue of its beneficial ownership of 150 shares of Preferred Stock, SAF beneficially owns 9,081 shares of Common Stock. Such 150 shares of Preferred Stock (assuming conversion of all such 150 shares of Preferred Stock into Common Stock) represent approximately 0.05% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. SAF has sole voting and sole dispositive power with respect to such shares.

     MDP III, as the sole general partner of the MDP Investors, may be deemed to share voting and dispositive power with respect to 2,270,277 shares of Common Stock currently held by the MDP Investors(assuming conversion of all of the shares of Preferred Stock held by the MDP Investors into Common Stock), which represents approximately 11.8% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. The filing of this Statement by MDP III shall not be construed as an admission that MDP III is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the MDP Investors.

     MDP, as the sole general partner of MDP III, may be deemed to share voting and dispositive power with respect to 2,270,277 shares of Common Stock currently held by MDP III (assuming conversion of all of the shares of Preferred Stock held by MDP III into Common Stock), which represents approximately 11.8% of the total number of outstanding shares of Common Stock as reported in the Registration Statement. The filing of this Statement by MDP shall not be construed as an admission that MDP is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by MDP III.

     The Bain Investors and the MDP Investors have agreed to vote their shares of Preferred Stock in accordance with the terms of an Inter-Investor Agreement. A copy of the Inter-Investor Agreement is attached hereto as Exhibit F and is incorporated by reference herein. Each of the Investors have agreed between themselves to exercise the powers and rights conferred upon them

                              Page 28 of 40 Pages
by the Purchase Agreement, Registration Rights Agreement and Corporate Governance Agreement in accordance with the provisions of the Inter-Investor Agreement. The following summary is qualified in its entirety by reference to the detailed provisions of the Inter-Investor Agreement.

Inter-Investor Agreement
------------------------

Voting Rights. Pursuant to the terms of the Inter-Investor Agreement, the Investors have agreed that during such time as they collectively hold the right to elect two directors to the Issuer's board of directors and each of the Bain Investors and MDP Investors continue to hold at least 50% of the Preferred Stock, one representative shall be designated to serve on the board by a majority of the Bain Investors and one representative shall be designated to serve on the board by a majority of the MDP Investors. During such time as the Investors have the right to elect two directors to the board and either the Bain Investors or MDP Investors no longer hold 50% of the Preferred Shares, two representatives shall be designated by the group of investors that has not ceased to hold 50% of the Preferred Stock. During such time as the Investors have the right to elect a single director to serve on the Issuer's board of directors, the single representative shall be designated by the Bain Investors if the Bain Investors hold a majority of the Preferred Stock, or the single representative shall be designated by the MDP Investors if the MDP Investors hold a majority of the Preferred Stock.

Transfer of Shares. If a holder of Preferred Stock wishes to transfer its shares of Preferred Stock, unless such transfer is pursuant to the terms of a redemption provision under the Certificate of Designation, pursuant to a registered securities offering under the Securities Act of 1933 as amended, or pursuant to a public sale, the transfer of shares must be pursuant to the terms of the Inter-Investor Agreement. Where any holder of Preferred Stock (the "First Shareholder") contemplates a transfer of its shares and the effect of such transfer would dispossess the other holders of Preferred Stock (the "Other Shareholders") of existing rights under the Purchase Agreement, Registration Rights Agreement, Corporate Governance Agreement or Certificate of Designation, including the right to elect two directors to the Issuer's board of directors, the First Shareholder shall notify the Other Shareholders of the terms and conditions of its proposed transaction and the Other Shareholders shall have the opportunity to negotiate the purchase of all of the Preferred Shares of the First Shareholder.

     As a result of the terms of the Inter-Investor Agreement, the Bain Investors and the MDP Investors may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. Accordingly, by virtue of their beneficial ownership of 74,625 shares of Preferred Stock, the Investors beneficially own 4,517,852 shares of Common Stock. Such 74,625 shares of Preferred Stock (assuming conversion of all such 74,625 shares of Preferred Stock into Common Stock) represent approximately 20.9% of the total number of outstanding shares of Common Stock as represented in the Registration Statement. The filing of this Statement by the Investors shall not be construed as an admission that the Investors are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the shares held by the Investors.

     Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purpose of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Item 7. Material to be filed as Exhibits.

     Exhibit A - Joint Filing Agreement.

                              Page 29 of 40 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to 13D Statement is true, complete and correct.



Date: September 6, 2001         BAIN CAPITAL FUND VI, L.P.
                                By:   Bain Capital Partners VI, L.P.,
                                        its General Partner

                                By:   Bain Capital Investors LLC,
                                        its General Partner

                                By:  /s/ Dennis M. Myers
                                   -------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date: September 6, 2001         BAIN CAPITAL PARTNERS VI, L.P.
                                By:   Bain Capital Investors LLC,
                                        its General Partner


                                By:  /s/ Dennis M. Myers
                                   --------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date September 6, 2001          BAIN CAPITAL INVESTORS, LLC


                                By:  /s/ Dennis M. Myers
                                   --------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date: September 6, 2001         SANKATY HIGH YIELD ASSET PARTNERS, L.P.
                                By:   Sankaty High Yield Asset Investors, LLC,
                                        its General Partner

                                By:   Sankaty Investors, LLC,
                                        its Managing Member

                                By:  /s/ Dennis M. Myers
                                   ---------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact

                              Page 30 of 40 Pages

Date: September 6, 2001         SANKATY HIGH YIELD ASSET INVESTORS, LLC
                                By:   Sankaty Investors, LLC,
                                        its Managing Member

                                By:  /s/ Dennis M. Myers
                                   ----------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date September 6, 2001          SANKATY INVESTORS, LLC


                                By:  /s/ Dennis M. Myers
                                   ----------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date: September 6, 2001         BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                                By:   Brookside Capital Investors, L.P.,
                                        its General Partner

                                By:   Brookside Capital Management, LLC,
                                        its General Partner

                                By:  /s/ Dennis M. Myers
                                    ----------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date: September 6, 2001         BROOKSIDE CAPITAL INVESTORS, L.P.
                                By:   Brookside Capital Management, LLC,
                                        its General Partner

                                By:  /s/ Dennis M. Myers
                                   -----------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date: September 6, 2001         BROOKSIDE CAPITAL MANAGEMENT, LLC

                                By:  /s/ Dennis M. Myers
                                   ------------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact

                              Page 31 of 40 Pages

Date: September 6, 2001         BCIP ASSOCIATES II
                                BCIP TRUST ASSOCIATES II
                                BCIP ASSOCIATES II-B
                                BCIP TRUST ASSOCIATES II-B
                                BCIP ASSOCIATES II-C
                                By:   Bain Capital Investors, LLC,
                                        their Managing Partner

                                By:  /s/ Dennis M. Myers
                                   --------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date: September 6, 2001         PEP INVESTMENTS PTY LIMITED
                                By:   Bain Capital Investors, LLC,
                                        its Attorney-in-Fact

                                By:  /s/ Dennis M. Myers
                                   --------------------------------
                                Name:   Dennis M. Myers
                                Title:  Attorney-in-Fact



Date: September 6, 2001         MADISON DEARBORN CAPITAL PARTNERS III, L.P.
                                By:   Madison Dearborn Partners III, L.P.,
                                        its General Partner

                                By:   Madison Dearborn Partners, LLC,
                                        its General Partner


                                By:  /s/ Thomas R. Reusche
                                    ----------------------------------
                                Name:  Thomas R. Reusche
                                Title:

                              Page 32 of 40 Pages

Date: September 6, 2001         MADISON DEARBORN SPECIALTY EQUITY III, L.P.
                                By:   Madison Dearborn Partners III, L.P.
                                        its General Partner

                                By:   Madison Dearborn Partners, LLC
                                        its General Partner


                                By:  /s/ Thomas R. Reusche
                                   ------------------------------------
                                Name:  Thomas R. Reusche
                                Title:



Date: September 6, 2001         SPECIAL ADVISORS FUND I, LLC
                                By:   Madison Dearborn Partners III, L.P.
                                        its Manager

                                By:   Madison Dearborn Partners, LLC,
                                        its General Partner


                                By:  /s/ Thomas R. Reusche
                                   -------------------------------------
                                Name:  Thomas R. Reusche
                                Title:



Date: September 6, 2001         MADISON DEARBORN PARTNERS III, L.P.
                                By:   Madison Dearborn Partners, LLC,
                                        its General Partner


                                By:  /s/ Thomas R. Reusche
                                   --------------------------------------
                                Name: Thomas R. Reusche
                                Title:



Date: September 6, 2001         MADISON DEARBORN PARTNERS, LLC


                                By:  /s/ Thomas R. Reusche
                                   --------------------------------------
                                Name: Thomas R. Reusche
                                Title:

                              Page 33 of 40 Pages

                                  SCHEDULE A

     Bain Capital Partners VI, L.P. ("BCP VI") is the sole general partner of Bain Capital Fund VI, L.P. ("BCF VI"). Bain Capital Investors, LLC ("BCI") is the sole general partner of BCP VI. BCI is the managing general partner for BCIP Associates II, BCIP Associates II-B, BCIP Associates II-C, BCIP Trust Associates II and BCIP Trust Associates II-B. The following persons are members and executive officers of BCI: Joshua Bekenstein (Managing Director), Edward Conard (Managing Director), John P. Connaughton (Managing Director), Paul B. Edgerley (Managing Director), Robert C. Gay (Managing Director), Michael A. Krupka (Managing Director), Ronald P. Mika (Managing Director), Mark E. Nunnelly (Managing Director), Stephen G. Pagliuca (Managing Director), Robert F. White (Managing Director), Dwight Poler (Managing Director) and Joseph P. Pretlow (Managing Director). In addition, Roy Edgar Brakeman III, Jonathan S. Lavine and Domenic Ferrante are also members of BCI.

     Brookside Capital Investors, L.P. ("Brookside Investors") is the sole general partner of Brookside Capital Partners Fund, L.P. ("Brookside"). Brookside Capital Management, LLC ("BCM") is the sole general partner of Brookside Investors. Roy Edgar Brakeman, III is the Managing Member of BCM. In addition, the following persons serve as executive officers for Brookside: Roy Edgar Brakeman, III (Managing Director); and Domenic Ferrante (Managing Director).

     Sankaty High Yield Asset Investors, LLC ("Sankaty LLC") is the sole general partner of Sankaty High Yield Asset Partners, L.P. ("Sankaty"). Sankaty Investors, LLC ("Sankaty Investors") is the Managing Member of Sankaty LLC. Jonathan S. Lavine is the Managing Member of Sankaty Investors. In addition, the following persons serve as executive officers for Sankaty: Jonathan S. Lavine (Managing Director and Chief Investment Officer); Diane J. Exter (Managing Director and Portfolio Manager), Kristin Mugford (Managing Director and Portfolio Manager), and Stacy Braatz (Secretary).

     Unless otherwise noted, the business address for each of the foregoing persons is Two Copley Place, Boston, MA 02116. The business address for Messrs. Conard and Pretlow is Bain Capital NY, LLC, 745 5th Avenue, New York, NY 10151 and for Mr. Poler is Bain Capital, LTD, 12 St. James Square, London SW1Y4RB, United Kingdom. Unless otherwise noted, the principal occupation of each of the foregoing persons is serving as Managing Director of Bain Capital, LLC and its affiliated investment funds.

                              Page 34 of 40 Pages

                                  SCHEDULE B

     Madison Dearborn Partners III, L.P. ("MDP III") is the sole general partner of Madison Dearborn Capital Partners III, L.P. ("MDCP III"), Madison Dearborn Special Equity III, L.P. ("MDSE III") and Special Advisors Fund I LLC ("SAF"). Madison Dearborn Partners, LLC ("MDP") is the sole general partner of MDP. The directors and executive officers of MDP Inc. are as follows: John A. Canning, Jr. (Director, executive officer and President); Paul J. Finnegan (Managing Director); William J. Hunckler, III (Managing Director); Samuel M. Mencoff (Managing Director); Paul R. Wood (Managing Director); Justin S. Huscher (Managing Director); Benjamin D. Chereskin (Managing Director); Thomas R. Reusche (Managing Director); James N. Perry, Jr. (Managing Director); Nicholas
W. Alexos (Managing Director); Timothy P. Sullivan (Managing Director); Gary J. Little (Managing Director); David F. Mosher (Managing Director); and Robin P. Selati (Managing Director). The business address for each of the foregoing persons is Three First National Plaza, Suite 3800, Chicago, IL 60602. The principal occupation of each of the foregoing persons is serving as a Managing Director of MDP.

                              Page 35 of 40 Pages

                                                                       Exhibit A

                      SCHEDULE 13D JOINT FILING AGREEMENT

     The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

     (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

     (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                  * * * * * *

                              Page 36 of 40 Pages

     In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date: September 6, 2001           BAIN CAPITAL FUND VI, L.P.
                                  By: Bain Capital Partners VI, L.P.,
                                       its General Partner

                                  By: Bain Capital Investors LLC,
                                       its General Partner

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           BAIN CAPITAL PARTNERS VI, L.P.
                                  By: Bain Capital Investors LLC,
                                       its General Partner

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           BAIN CAPITAL INVESTORS, LLC


                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           SANKATY HIGH YIELD ASSET PARTNERS, L.P.
                                  By: Sankaty High Yield Asset Investors, LLC,
                                       its General Partner

                                  By: Sankaty Investors, LLC,
                                       its Managing Member

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact

                              Page 37 of 40 Pages

Date: September 6, 2001           SANKATY HIGH YIELD ASSET INVESTORS, LLC
                                  By: Sankaty Investors, LLC,
                                       its Managing Member

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           SANKATY INVESTORS, LLC

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                                  By: Brookside Capital Investors, L.P.,
                                       its General Partner

                                  By: Brookside Capital Management, LLC,
                                       its General Partner

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           BROOKSIDE CAPITAL INVESTORS, L.P.
                                  By: Brookside Capital Management, LLC,
                                       its General Partner

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           BROOKSIDE CAPITAL MANAGEMENT, LLC

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact

                              Page 38 of 40 Pages

Date: September 6, 2001           BCIP ASSOCIATES II
                                  BCIP TRUST ASSOCIATES II
                                  BCIP ASSOCIATES II-B
                                  BCIP TRUST ASSOCIATES II-B
                                  BCIP ASSOCIATES II-C
                                  By: Bain Capital Investors, LLC,
                                       their Managing Partner

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           PEP INVESTMENTS PTY LIMITED
                                  By: Bain Capital Investors, LLC,
                                       its Attorney-in-Fact

                                  By: /s/ Dennis M. Myers
                                      ------------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


Date: September 6, 2001           MADISON DEARBORN CAPITAL PARTNERS III, L.P.
                                  By: Madison Dearborn Partners III, L.P.,
                                       its General Partner

                                  By: Madison Dearborn Partners, LLC,
                                       its General Partner

                                  By: /s/ Thomas R. Reusche
                                      ------------------------------------------
                                  Name:  Thomas R. Reusche
                                  Title:

                              Page 39 of 40 Pages

Date: September 6, 2001           MADISON DEARBORN SPECIALTY EQUITY III, L.P.
                                  By: Madison Dearborn Partners III, L.P.
                                       its General Partner

                                  By: Madison Dearborn Partners, LLC
                                       its General Partner

                                  By: /s/ Thomas R. Reusche
                                      ------------------------------------------
                                  Name:  Thomas R. Reusche
                                  Title:


Date: September 6, 2001           SPECIAL ADVISORS FUND I, LLC
                                  By: Madison Dearborn Partners III, L.P.
                                       its Manager

                                  By: Madison Dearborn Partners, LLC,
                                       its General Partner

                                  By: /s/ Thomas R. Reusche
                                      ------------------------------------------
                                  Name:  Thomas R. Reusche
                                  Title:


Date: September 6, 2001           MADISON DEARBORN PARTNERS III, L.P.
                                  By: Madison Dearborn Partners, LLC,
                                       its General Partner

                                  By: /s/ Thomas R. Reusche
                                      ------------------------------------------
                                  Name:  Thomas R. Reusche
                                  Title:


Date: September 6, 2001           MADISON DEARBORN PARTNERS, LLC

                                  By: /s/ Thomas R. Reusche
                                      ------------------------------------------
                                  Name:  Thomas R. Reusche
                                  Title:

                              Page 40 of 40 Pages